austriamicrosystems

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 205[redacted]
United States

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com



Unterpremstaetten, 2007-05-02



Ladies and Gentlemen:

**Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824**

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

**List of information furnished**

| Document | Description of document |
|---|---|
| 1. | Press release dated November 08, 2006 |
| 2. | Press release dated November 14, 2006 |
| 3. | Press release dated November 14, 2006 |
| 4. | Press release dated November 30, 2006 |
| 5. | Press release dated December 04, 2006 |
| 6. | Press release dated December 05, 2006 |
| 7. | Press release dated December 15, 2006 |
| 8. | Press release dated December 27, 2006 |
| 9. | Press release dated January 05, 2007 |
| 10. | Press release dated January 08, 2007 |

| Document | Description of document |
|---|---|
| 11. | Press release dated January 09, 2007 |
| 12. | Press release dated January 12, 2007 |
| 13. | Press release dated January 19, 2007 |
| 14. | Press release dated January 24, 2007 |

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,

Moritz M. Gmeiner

csr

RECEIVED
2007 FEB 13 P 12:2

austriamicrosystems

PRESS RELEASE

# CSR brings Bluetooth v2.0 with EDR to austriamicrosystems' Mobile Entertainment platform for MP3 Players

**Cambridge, UK and Unterpremstaetten, Austria – January 5, 2007** – CSR plc (LSE: CSR.L) and austriamicrosystems (SWX:AMS) today announced that CSR's BlueCore Bluetooth technology has been selected by austriamicrosystems for its new Mobile Entertainment platform. The AS3525 and AS3527 core devices of the platform are both high performance single-chip-systems targeting enhanced MP3 players with multimedia aimed at the OEM market. By adopting CSR's BlueCore4-ROM in the designs, austriamicrosystems will be able to offer its customers a development platform that takes advantage of CSR's market-leading expertise in wireless technologies as well as low-power and small form factor hardware.

austriamicrosystems' versatile and highly integrated ARM9 SoC in the AS3525 and AS3527 delivers over 200MIPS of processing power and allows the implementation of an MP3 player with only 50mW total power consumption. It delivers video playback to LCD and OLED screens at up to 30 frames per second (fps) and up to QCIF+ resolution, while streaming crystal-clear audio via its independent Bluetooth headphone and line outputs. Its system firmware is Microsoft PlaysForSure V2.0 compliant and supports MP3, WMA, AAC and OGG audio, JPEG, GIF and BMP photos as well as MPEG4 and Microsoft WMV Mobile Video contents. The platform has been tested by the National Software Testing Lab (NSTL) to be interoperable with Windows Media Player 11 and with the new Windows Vista Operating System. It also includes innovative technologies of lighting management for the generation of colourful effects synchronized with playback of music in order to increase the listener experience.

The AS3525 and AS3527 reference design features CSR's BlueCore4-ROM, single-chip radio and Bluetooth baseband IC. BlueCore4-ROM can deliver data rates up to 3 times faster than current v1.2 Bluetooth devices with overall lower power consumption. It is also designed to reduce the number of external components required in order to minimise the overall bill of materials (BOM). In addition, BlueCore4 technology incorporates auto-calibration and built-in self-test (BIST) routines to simplify development, type approval and production tests. Personal Media Players (PMPs) designed around austriamicrosystems' reference designs will therefore be compatible with all other Bluetooth devices thanks to BlueCore4-ROM backward compatibility with existing Bluetooth v1.1 and v1.2 specifications.

austriamicrosystems has also ported CSR's BlueCore Host Software (BCHS) onto its host ARM9 processor to run A2DP and AVRCP profiles. These profiles enable consumers to listen wirelessly to their music on Bluetooth stereo headphones and through Bluetooth enabled home media entertainment systems. BCHS provides a complete system software solution for embedded BlueCore applications. BCHS ensures that existing processing power already in the multimedia player can be utilised for Bluetooth, thus providing the most cost effective way to

implement Bluetooth in today's consumer products. BCHS also reduces Bluetooth power consumption by implementing all possible low power modes such as deep sleep mode. This allows the BlueCore silicon to effectively shut down the Bluetooth radio.

Roberto Simmarano, Senior Director Marketing Communications at austriamicrosystems commented, "austriamicrosystems' reference platforms enable device manufacturers to easily develop high performance mobile entertainment products as well as incorporate essential features like Bluetooth connectivity. Our customers expect the very best technologies with minimal time-to-market constraints and this is why we decided to work with the leading provider of Bluetooth technology. austriamicrosystems' partnership with CSR is invaluable to bringing our customers complete single-chip player solutions."

Tracy Hopkins, VP, Consumer Strategic Business Unit at CSR commented, "As device manufacturers are looking to integrate more functionality into MP3 players and PMPs, the desire for integrated Bluetooth connectivity has increased. Consumers increasingly want to share music and the ability to stream the same audio track to two Bluetooth headsets from a single player is very desirable thus negating the need to share headphones. austriamicrosystems' Mobile Entertainment reference designs with integrated BlueCore technology offers OEMs a cost-effective solution for quickly and easily integrating Bluetooth connectivity into existing and new product platforms." Hopkins added, "CSR will continue to support its partners throughout the development process and work closely in order to help them achieve the very best product offerings and reference designs."

Demonstrations of the austriamicrosystems' Mobile Entertainment platform will be shown at the Consumer Electronics Show 2007 in Las Vegas at the CSR meeting rooms Sands Expo number 68431 and at the austriamicrosystems suite in the Venetian Hotel.

**About CSR**

CSR is the leading global provider of personal wireless technology and its product portfolio covers Bluetooth, FM receivers and WiFi (IEEE802.11). CSR offers developed hardware/software solutions, based around its silicon platforms that incorporate, fully integrated radio, baseband and microcontroller elements. CSR's customers include industry leaders such as Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba. CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Dallas and Detroit in the USA. More information can be found at www.csr.com

**About austriamicrosystems**

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

**Electronic picture and block diagram are available on request or at**
http://www.austriamicrosystems.com/07presscenter/presscenter_start htm

**For further information, contact**

austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
press@austriamicrosystems.com
www.austriamicrosystems.com

CSR
Alan Woolhouse

Tel: +44 1223 692 689
aw@csr.com
www.csr.com

UIEvolution® austriamicrosystems



**For further information, contact:**

Joanne Frank
Corporate Communications Manager
UIEvolution Inc.
(425) 278-0038
jfrank@uievolution.com

Sonja Pieber-Hascher
Media Relations
austriamicrosystems AG
+43 3136 500 5970
sonja.pieber@austriamicrosystems.com

# UIEvolution and austriamicrosystems Partner to Develop a Rich User Experience for Mobile Entertainment Devices

**BELLEVUE, WA., AND UNTERPREMSTAETTEN, AUSTRIA - January 8, 2007** – UIEvolution, a leading provider of software solutions for rich media, information and entertainment, has been selected by **austriamicrosystems**, a leading global designer and manufacturer of analog integrated circuits for communications, industrial, medical and automotive applications, to develop the graphical user interface for its new Mobile Entertainment Platform. **austriamicrosystems** and UIEvolution are working together to help engineers simplify development of portable audio devices through graphical system design. This innovation combines open software and commercial off-the-shelf (COTS) programmable hardware in a single, unifying platform to rapidly design, prototype and deploy devices for mobile entertainment. The collaboration of **austriamicrosystems** high performance chipset and UIEvolution's leading software solutions illustrates the two companies' ongoing strategic relationship dedicated to improving the development of devices for consumers all over the world.

**austriamicrosystems** is leveraging UIEvolution's technology and expertise to deliver a compelling portable entertainment user experience on audio devices, beyond just listening to music. UIEvolution has a flexible, yet stable platform that will enable **austriamicrosystems** to scale services and integrate dynamic content into their AS3525 and AS3527 high-performance chipset, providing device manufacturers with a robust platform that shortens the development cycle from concept to delivery.

"UIEvolution understands the importance of user experience for differentiation," said Roberto Simmarano, Senior Director of Marketing for the Communications Business Unit at **austriamicrosystems**. "Their technology meets the challenge of creating an application experience that is both technically sound and appealing to user. The integration of the UIEngine™ with **austriamicrosystems** Media Platform will enable device manufacturers to easily develop high performance mobile entertainment products."

"We are excited about collaborating with **austriamicrosystems** to build innovative multimedia products that allows for broader availability of rich, digital media content," said Stephen Fishburn, Product Unit Manager for Embedded Systems at UIEvolution.

**austriamicrosystems** versatile and highly integrated ARM9 SoC in the AS3525 and AS3527 delivers over 200MIPS of processing power and allows the implementation of an MP3 player with only 50mW total power consumption. It delivers video playback to LCD and OLED screens at up to 30 frames per second (fps) and up to QCIF+ resolution, while streaming crystal-clear audio via its independent Bluetooth headphone and line outputs. Its system firmware is Microsoft PlaysForSure V2.0 compliant and supports MP3, WMA, AAC and OGG audio, JPEG, GIF and BMP photos as well as MPEG4 and Microsoft WMV Mobile Video contents The platform has been tested by the National Software Testing Lab (NSTL) to be interoperable with Windows Media Player 11 and with the new Windows Vista Operating System. It also includes innovative technologies of lighting management for the generation of colourful effects synchronized with playback of music in order to increase the listener experience.

UIEvolution's world class UIEngine™ technology and development environment supports rapid development and deployment of ground up, custom graphical user interfaces for portable audio devices based on the **austriamicrosystems** AS3525 and AS3527 chips. Applications developed with UIEvolution's tools, UIE™ Designer and UIE™ Developer, enable hardware engineers, software engineers and product managers to rapidly design, develop and deploy lightweight, stand alone and networked experiences for consumers. UIEvolution provides a framework for rapid customization out-of-thebox that can be quickly optimized for even the most challenging portable audio scenarios.

Demonstrations of the **austriamicrosystems**' Mobile Entertainment platform will be shown during the 2007 International Consumer Electronics Show in Las Vegas at the company suite in the Venetian Hotel-Resort-Casino.

**About UIEvolution**

UIEvolution is a global leader in developing and delivering cross-platform software, solutions and services that enable leading companies to deliver a rich consumer experience on any network and any device. UIEvolution is a wholly owned subsidiary of Square Enix, Inc. an industry leading developer and publisher of interactive entertainment software that includes the world's most popular franchises, FINAL FANTASY® and Dragon Quest. Square Enix, Inc. is listed on the first section of the Tokyo Stock Exchange (Securities Code: 9684).

*FINAL FANTASY is a registered trademark of Square Enix Co., Ltd. SQUARE ENIX is a trademark of Square Enix Co., Ltd.*

**About austriamicrosystems**

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

# austriamicrosystems launches low-voltage microprocessor supervisory circuits

**AS1907-09 family offers precise monitoring of systems while working with lowest input voltages**

Unterpremstaetten, Austria (January 9, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, has expanded its supervisory portfolio with the AS1907-09 family of microprocessor supervisory ICs. The new family is ideal for monitoring the supply voltages of 1.8V to 3.3V systems.

"These small, low-power microprocessor reset circuits require no external components and consume only 2.4µA of quiescent current which making the AS1907-09 family ideal for portable and battery-powered equipment, computers, intelligent instruments, critical µP and µC power monitoring, controllers and automotive applications," said Walter Moshammer, Marketing Director Standard Linear at austriamicrosystems.

Highly reliable, the AS1907-09 family devices monitor the supply voltage of digital systems and microprocessors and initiate a reset if the voltage decreases below a certain threshold. The reset threshold itself has an outstanding accuracy of ±0.9%. Reset thresholds from +1.6V to +2.5V are available in approximately 100mV increments. Each device is available with three minimum reset timeout period options of 1ms, 20ms, or 100ms.

The product family offers three devices with different output drivers. The AS1907 has a push-pull driver with an active low reset. The AS1908 uses the same output stage, but has an active high reset. The AS1909 has an open drain output with an active low reset. The AS1907-09 family works with a supply voltage range from 0.7 to 3.6V and the reset output itself is guaranteed to be valid down to 0.7V (AS1907/08) or 1.0V (AS1909).

The devices are available in a small 3-pin SOT23 package, suitable for operating environments ranging from -40°C to +125°C which making these reset circuits also ideal for industrial applications. For product-specific information, to download datasheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit http://www.austriamicrosystems.com/03products/15_microprocessor_supervisors.htm

**About austriamicrosystems**
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full

Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

**Electronic picture and block diagram are available on request or at**
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

**For further information:**


**Press Contact**
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

**Technical Contact**
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

# Magnetic rotary encoder ICs by austriamicrosystems power US Digital's first magnetic absolute shaft encoders

## austriamicrosystems supplies AS5040, the 10-bit magnetic rotary encoder IC, to US Digital for their first magnetic absolute shaft encoder product

Unterpremstaetten, Austria (January 12, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for industrial, medical, communication, and automotive applications, supplies AS5040, the 10-bit magnetic rotary encoder IC, to US Digital, a specialist in motion control products, for their first magnetic absolute shaft encoder product.

The MA2 absolute magnetic shaft encoder by US Digital is based on austriamicrosystems' AS5040 device which, due to its contactless measurement method, makes MA2 a highly reliable product, immune to adverse environmental conditions such as dust, moisture, vibration or elevated temperature conditions. With the MA2, US Digital launches their first absolute magnetic shaft encoder as a complement to their range of well established optical encoder products for motion control, factory automation and robotics.

"Our close collaboration with US Digital over many years has significantly helped us to bring to the market innovative products which exactly meet market demand," said Matjaz Novak, Marketing Director Industry & Medical at austriamicrosystems. "The AS5040 based MA2 product is a perfect example of the exciting new solutions our magnetic sensing technology brings to our customers. We look forward seeing further creative products emerging out of our partnership with US Digital".

"We are excited to be working with austriamicrosystems with their new absolute AS5040 series encoder technology," said David Madore, CEO of US Digital. "This magnetic encoder technology enables us to offer practical, low cost absolute encoders available with either Analog or Pulse Width Modulation outputs".

The AS5040 360-degree magnetic rotary encoder IC is a true system-on-chip, integrating field sensing Hall elements and signal processing. The rotary position is sensed contactlessly by a small rotating magnet that is placed above the device. The AS5040 can detect 1,024 absolute positions over a full turn, which corresponds to a resolution of 0.35 degrees. Additional features include a user programmable zero/index position and a safety feature that constantly monitors the presence of the magnet.

**About US Digital**

US Digital is a steady growing high tech firm located in Vancouver, Washington, with a mission to design, manufacture, and quickly deliver the most practical and useful motion control components in the world. US Digital has been designing, building, and delivering same day solutions since 1980. US Digital's precision position

sensors and inclinometers are used in a wide variety of places including: robotics, automobiles, animatronics, front panel rotary controls, telescope positioning, computer controlled stage lighting, check readers, and vending machines to name a few.

**About austriamicrosystems**

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

**Electronic pictures are available on request or at**
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

**For further information**

**Press Contact**
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

# Hamilton Sundstrand selects austriamicrosystems' TTP Controller for Boeing 787 Dreamliner

Unterpremstaetten, Austria (January 19, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for automotive, industrial, medical and communication applications, has been selected by Hamilton Sundstrand Corporation to supply a TTP controller for use in the Boeing 787 Dreamliner aircraft. The AS8202NF controller IC forms the core of the TTP-based data communication platform in Hamilton Sundstrand's electric and environmental control systems for the Boeing 787 Dreamliner series. This high-speed data bus controller, with a communication speed of up to 25Mbit/s, implements the highly innovative Time-Triggered Protocol (TTP®).

As a platform technology for fault-tolerant distributed embedded computing, TTP offers substantially enhanced levels of reliability, availability and safety for aerospace applications. TTP-based systems with AS8202NF onboard require less wiring, and consequently weigh less, while at the same time providing greater modularity and flexibility than conventional communication systems. The overall result is a reduction of the total life cycle cost for Hamilton Sundstrand's Common Electronic Architecture (CEA). The Boeing 787 Dreamliner is the second commercial air transport production program within the Hamilton Sundstrand group that successfully applies the AS8202NF controller.

austriamicrosystems' AS8202NF is the third generation of TTP controllers implementing the C2NF chip IP model licensed from TTTech Group. The device received automotive qualification from the SAE automotive standard AEC-Q100 in September 2003. AS8202NF is also fully certifiable to highest aerospace criticality levels. Several aerospace companies performed substantial aerospace environmental tests in systems using this TTP controller. First flights of safety-critical systems, based on the AS8202NF, were performed in fall 2004.

austriamicrosystems' AS8202NF TTP controller has been selected for a range of aerospace applications, including distributed control systems in several electric aircraft, and modular engine control systems (FADEC) in other aircraft. austriamicrosystems' experience in high volume mass-production of advanced semiconductor components guaranties high reliability and quality of the delivered AS8202NF over the lifecycle of aircraft programs.

austriamicrosystems has a successful track record of providing stable and proven semiconductors using the mature TTP technology for most demanding aerospace industry needs. austriamicrosystems and TTTech have jointly designed and manufactured TTP controllers since 1998 with AS8202NF representing the third generation of TTP controller designs. This work has also resulted in the foundation of the TTA-Group, which promotes open use of this technology in a broad range of industries.

"austriamicrosystems is committed to the long-term supply of TTP controllers for applications ranging from railway to aerospace industry," said Bernhard Czar, Director Marketing Automotive at austriamicrosystems. "Time-

Triggered Architecture's substantial customer value, combined with austriamicrosystems' expertise in high performance analog semiconductors, provide a considerable competitive advantage for our customers."

**Hamilton Sundstrand statement**

"The TTP protocol provides Hamilton Sundstrand flexibility in designing distributed electronic systems. Because of TTP's modularity, we can more effectively integrate our systems, improve tolerance to system upgrades, and better manage obsolescence," said Luiz Andrade, Chief Engineer at Hamilton Sundstrand Electric Systems.

**Boeing statement**

"Boeing always seeks suppliers who provide the highest quality at the best value. We are delighted that a high-tech Austrian supplier like austriamicrosystems is contributing to the Boeing 787's advanced capabilities," commented Michael Tull, Director of Communications at Boeing International & Sales Communications Europe.

###

**About austriamicrosystems**

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

**Electronic pictures are available on request or at**

http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

**For further information**

**Press Contact**
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

# austriamicrosystems introduces 150mA LDOs with reverse battery protection and power ok

**Low noise AS1353 and AS1356 LDO regulators offer an optimal solution to avoid system damage from reversed battery or supply voltages**

Unterpremstaetten, Austria (January 24, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, has expanded its Low Dropout Regulator (LDO) portfolio. The new AS1353 and the AS1356 ICs are optimised to deliver improved operating times in battery-powered portable equipment such as PDAs, digital cameras, Bluetooth and GPS modules as a result of their extremely low dropout voltage.

The AS1353 features extraordinarily low noise of only 30µVrms between 10Hz and 100kHz. This allows the use of a small and less expensive 1µF ceramic output capacitor. With a power-supply rejection ratio of 57dB at 100kHz the AS1353 perfectly fulfils the noise requirements for a variety of wireless applications. Additionally the AS1356 offers a "power good" signal that indicates when the output voltage is within the tolerance of five percent.

"Electronic systems are very sensitive to negative supplies which can occur when a battery is reversed or poles are connected incorrectly. In the worst case, negative supplies can destroy the whole system," said Walter Moshammer, marketing director, Standard Linear, at austriamicrosystems. "The AS1353 and the AS1356 are a perfect choice to protect a system. The reverse battery protection feature ensures that no negative voltage hits the system if a battery is installed incorrectly. Additionally the AS1353/56 family offers ultra low dropout voltage and outstanding dynamic performance which is ideal for battery-powered or wireless devices."

An enable pin with a turn-on time of only 150µs allows system-level dynamic power management. The AS1353/56 LDO regulator family features a voltage drop of only 60mV at 150mA output current, going down to 20mV at 50mA. Furthermore, it offers over-temperature and over-current protection. With ensured 150mA output current, the AS1353/56 family delivers sufficient power for various applications.

With an operating input voltage between 2.5V and 5.5V, the AS1353/56 LDO regulator family is available in a variety of pre-programmed output voltages between 1.5V and 3.6V. The output voltage is regulated to an accuracy of one per cent, which meets the requirements of portable battery powered products.

The AS1353/56 family is available in a five-pin SOT23 package and is operating in a temperature range from -40 to +85°C. For product-specific information, to download datasheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit
http://www.austriamicrosystems.com/03products/14_ldos.htm

**About austriamicrosystems**

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

**Electronic picture and block diagram are available on request or at**
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

**For further information:**

**Press Contact**
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

**Technical Contact**
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

# austriamicrosystems unveils AS5030 and AS5130, 8-bit magnetic rotary encoder ICs with push-button and low-power mode features

## Ideal contactless alternative to mechanical rotary switches for a variety of automotive, industrial and consumer applications

Unterpremstaetten, Austria (November 8, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog integrated circuits (ICs) has further expanded its rotary encoder family by introducing the AS5030 and AS5130, two 8-bit absolute magnetic rotary encoder ICs with push button and low power mode features. The devices offer a reliable, contactless alternative to mechanical rotary knobs in a variety of automotive, industrial and consumer applications.

The AS5030 and AS5130 provide an angle resolution of 1.4 degrees over a full 360° turn (8-bit), accessible via digital serial interface (SSI) or via pulse width modulated (PWM) outputs. Both devices offer push-button functionality with user defined magnet-to-device displacement thresholds. For use in applications with stringent power consumption requirements, both devices can operate in low-power mode. In addition, the AS5030 offers ultra low power sleep mode, which can be set by user.

"The AS5030 and AS5130 have been specifically designed to offer a low-cost, highly reliable solution for human-machine-interfaces, such as rotary switches, dashboard and appliance knobs," said Josef Janisch, Product Manager Sensors & Automation at austriamicrosystems. "The push-button feature with multi-turn functionality, plus the low power consumption of the AS5030 and AS5130 deliver significant advantages in product design flexibility and product lifetime."

Both devices can be configured to provide data either via serial interface, PWM or daisy chain. The daisy chain configuration enables users to read the position information of individual devices serially, via a single two-wire bus. The ICs operate at 5V supply voltage, cover a temperature range from -40°C to +125°C, and operate at rotational speeds up to 30,000 rpm.

The AS5030 is available in a lead-free TSSOP16 package while the AS5130 is available in a lead-free SSOP16 package. The AS5030 is available for sampling now and the AS5130 will be available for sampling in the first quarter of 2007. More product specific information can be found on the austriamicrosystems' website at http://www.austriamicrosystems.com/03products/20_rotary_encoders.htm

**About austriamicrosystems**

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading

customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

**Electronic picture and block diagram are available on request or at**
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

**For further information**


Editorial Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Josef Janisch
Product Manager Sensors & Automation
Tel: +43 (0) 3136 500 5464
Fax: +43 (0) 3136 500 5420
Josef.janisch@austriamicrosystems.com
www.austriamicrosystems.com

# austriamicrosystems links communication and entertainment through single chip music player IC

**This is what sports fans have been waiting for: "Intelligent" clothes that offer the simple and comfortable operation of portable consumer electronics devices – the highly integrated austriamicrosystems IC AS3525 is the solution**

austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of highly integrated analog ICs, has offered its high-quality audio chip solutions in the field of wearable technology for some time now. Its AS3525, austriamicrosystems' latest generation single chip music player IC, has been successfully integrated into several attractive examples of "intelligent" sportswear.

The multimedia chip's benefits convinced well-known clothing companies, such as O'Neill and Rosner, which recognized this trend at an early stage focusing not only on comfort and fashion, but also on functionality and an easy-to-use integration of communication and consumer electronics. As early as 2004, O'Neill introduced the first generation of snowboard jackets with integrated MP3 player and mobile phone, together with Interactive Wear, an innovative company specializing in the integration of electrical components in textiles. Mobile phone and music player could be operated simply and comfortably via a touchpad located on the sleeve. The technology behind this was based on the predecessor of the AS3525, the AS3520. Offering a playtime of approx. 8 hours and a storage space of 128 MB, as well as an integrated Bluetooth hands-free system, O'Neill's "The Hub" MP3 jacket was the world's first of its kind in the winter of 2004!

With the AS3525, austriamicrosystems offers an even more powerful chip solution, which is gaining praise in the textile industry due to its versatility, small size and high reliability in an outdoor environment. Building on its successful predecessor, the AS3525 has numerous new features, including extremely low power consumption of less than 60mW resulting in a playtime three times longer than its predecessor, and plays up to 4 GB of music in a wide variety of audio formats. The AS3525 also provides USB High Speed On-the-Go enabling the exchange of music files between music players without the need for a PC.

The IC with a size of only 10x10mm manages all music player functions and allows the user to listen to music and make phone calls at the same time. Connected via Bluetooth technology, the MP3 player is automatically muted when an incoming call is received. A microphone integrated into the jacket collar is used for hands-free speaking, and the audio signal is transmitted to wireless headphones. This way, the AS3525 links the separate electronic components forming an easy-to-use overall solution – enabling a fast down-hill ski run without having to rummage for one's favorite phone while performing daring maneuvers.

On display at Electronica 2006 in the special exhibition "Wearable Devices" are O'Neill's snowboard jacket and the multimedia lifestyle jacket "MP3 Blue" by the German clothing label Rosner. austriamicrosystems presents its complete portable audio product family including the innovative AS3525 at booth A5.121. As a highlight, austriamicrosystems demonstrates the connectivity of CD quality wireless headphones, developed in cooperation with Cambridge Silicon Radio, the world market leader for Bluetooth solutions.

**About austriamicrosystems**

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

**For information contact**

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

# austriamicrosystems expands ADC product line with AS1526/27 10-bit, 73ksps, ultra low-power A/D converter family

**Ideal for battery-powered devices and portable data acquisition systems, including remote sensors or pen digitizers with strict low power requirements**

Unterpremstaetten, Austria (November 14, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, has expanded its A/D converter portfolio with the new AS1526/27 family of 10-bit, single-channel, ultra low power A/D converters. Combining ultra low-power operation at a high sampling speed of 73ksps with excellent dynamic performance in a small SOIC-8 package, the AS1526/27 family is ideal for battery-powered devices and portable data acquisition systems such as remote sensors or pen digitizers.

Demonstrating austriamicrosystems' continued industry leadership in low power consumption the AS1526, which features an internal 2.5V reference, consumes only 4mW (3V). On the other hand the AS1527, which requires an external reference, needs even less – 3mW (3V) at the 73ksps maximum sampling rate. Both parts operate from a 2.7 to 5.25V single supply.

Software power-down further reduces current consumption to 0.3µA in shutdown mode. This decreases total power consumption to a stunning 22µA at sampling rates of 1ksps (AS1527).

"This type of A/D converter is ideal for applications with demanding power consumption and space requirements, and a high conversion speed can still be achieved," said Walter Moshammer, marketing director for standard linear at austriamicrosystems.

SPI, QSPI and a Microwire-compatible interface enable high-speed data access while minimizing board space, while an integrated 2.5V reference reduces external component count. Both devices contain an internal clock - however, they also support an external clock for increased flexibility.

The AS1526/27 family is available in an 8-pin SOIC package, suitable for operating environments ranging from -40°C to +85°C. For product-specific information, to download datasheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit
http://www.austriamicrosystems.com/03products/23_ad_converter.htm

**About austriamicrosystems**
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees,

austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

**Electronic picture and block diagram are available on request or at**
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

**For further information**


**Editorial Contact**
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

**Technical Contact**
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

# austriamicrosystems first family of single/dual/quad comparators significantly improves power consumption

## New AS1970-75 ICs ideal for portable/battery-powered equipment, computers, intelligent instruments, critical µP and µC power monitoring, controllers and automotive applications

Unterpremstaetten, Austria (November 30, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, has introduced its first line of comparators - the AS1970-75 family. Offering a choice of single, dual or quad input, combined with low power consumption down to 8.5 µA per comparator input, these ICs are ideal for a variety of battery powered applications.

The AS1970-75 family can be used with single +2.5V to +5.5V supplies, making it perfect for 3V and 5V applications. Dual ±1.25 to ±2.75V supplies can also be supported. The ICs can be powered by just two AA cells while offering rail-to-rail capability and a low input bias current of 1pA. Furthermore the low 0.5 mV input offset voltage and internal 3 mV hysteresis combined with low power consumption makes the AS1970-75 family ideal for battery monitoring and management applications in portable devices.

"Because of the unique design of its output stage, the AS1970-75 family virtually eliminates supply-current glitches typical of many other comparators," said Walter Moshammer, Director Marketing Standard Linear at austriamicrosystems. "The jutting architecture also dramatically increases battery life, even in high-speed applications."

The AS1970/72/74 have a push/pull output stage that sinks and sources current. The AS1972/73/75 have an open-drain output stage that can be pulled beyond VCC, making them suitable for mixed-voltage designs, logic-level translators or bipolar-to-unipolar converters. Large internal output drivers allow rail to rail output swings with loads up to 8 mA.

The AS1970/71 single comparators are available in a space-saving, 5-pin SOT23 package, the AS1972/73 dual comparators come in a 8-pin MSOP package and the AS1974/75 quad comparator are delivered in a 14-pin TSSOP package. Product-specific information can be found at
http://www.austriamicrosystems.com/03products/products_detail/AS1970/description_AS1970.htm

**About austriamicrosystems**
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full

Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

**Electronic picture and block diagram are available on request or at**
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

**For further information:**


**Press Contact**
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

**Technical Contact**
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

# austriamicrosystems announces license agreement with Infineon for FlexRay transceiver IC

**Technology transfer as a basis for high-speed bus systems and fault-tolerant data communications in the car of the future**

Unterpremstaetten, Austria (December 4, 2006) - austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high-performance analog integrated circuits, announced today a license agreement with Infineon Technologies AG (FSE/NYSE: IFX). Under this agreement, austriamicrosystems will license FlexRay transceiver IP to Infineon, the world's second largest manufacturer of semiconductors for automotive applications.

Increasing comfort and safety requirements in vehicles demand ever higher integration density of electronic components and a larger number of networked systems. Currently used CAN bus systems have reached the limit of their performance capabilities, especially due to a lack of bandwidth. The innovative FlexRay standard meets such future requirements and ensures optimum scalability, interoperability and stability for in-car networks.

austriamicrosystems is a pioneer in time-triggered architectures and a Premium Associate Member of the FlexRay consortium as well as a Regular Member of the JasPar consortium. With the AS8221, the company has developed the first standard product of a full line of high-speed bus transceiver ICs for automobile data bus applications. Designed to meet the stringent requirements of the FlexRay standard, austriamicrosystems' AS8221 bus transceiver IC distinguishes itself by its outstanding network stability and bus voltage.

For austriamicrosystems this license agreement offers not only a second source strategy; it also holds the chance of speeding up the development of future transceiver devices, as such a know-how transfer can significantly accelerate the further development of the FlexRay product family. "We are excited to have won Infineon as a license partner for our FlexRay transceiver technology. Our cooperation with Infineon provides us with a competitive edge for the future and strengthens our position in the strongly growing global FlexRay market", commented Bernhard Czar, Director Marketing Automotive at austriamicrosystems.

„On the basis of our extensive experience in secure networks based on time-triggered technology and automotive bus protocols Infineon is fully committed to closely cooperating with car manufacturers and automotive system suppliers on the FlexRay implementation," explained Georg Lipperer, Senior Director Marketing for Automotive Power in the Automotive, Industrial and Multimarket business unit at Infineon Technologies. „Working together with austriamicrosystems, Infineon is able to provide key customers with a FlexRay bus system including the transceiver and the stand-alone FlexRay protocol controller CIC310."

**More product specific information can be downloaded from the austriamicrosystems website at**
http://www.austriamicrosystems.com/04segments/automotive/bus_start.htm

**About austriamicrosystems**

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

**Electronic picture and block diagram are available on request or at**
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

**For further information:**

**Press Contact**
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

# austriamicrosystems further expands Multi Project Wafer Service for CMOS, High-Voltage, High-Voltage Flash and RF Processes for its Foundry Customers

**More extensive prototyping schedule for High-Voltage CMOS, High-Voltage CMOS embedded Flash, SiGe-BiCMOS and CMOS specialty processes now available**

Unterpremstaetten, Austria (December 5, 2006) – austriamicrosystems' business unit Full Service Foundry provides a cost-efficient and speedy ASIC prototyping service by combining several designs from different customers onto one wafer. This successful approach, known as Multi-Project Wafer (MPW) or shuttle run, allows to share the costs for wafer and masks among a number of different customers.

Focused on its advanced 0.35µm High-Voltage CMOS, High-Voltage CMOS embedded Flash and SiGe-BiCMOS processes, austriamicrosystems offers a cost-efficient and fast prototyping service on its specialty processes to foundry customers. Long lasting co-operations with organizations like CMP-TIMA, Europractice, Fraunhofer IIS and MOSIS enable austriamicrosystems to offer more than 150 MPW start dates in 2007. The detailed start dates per process are available on the web at http://asic.austriamicrosystems.com/cot

austriamicrosystems' foundry customers deliver their completed GDSII-data at specific dates and receive untested packaged samples or dies within a short lead-time of typically 8 weeks for CMOS processes and 10 weeks for High-Voltage CMOS, SiGe-BiCMOS and embedded Flash processes. All MPW-Runs will be produced at austriamicrosystems' state-of-the-art 8 inch wafer fab at its headquarters in Austria.

austriamicrosystems' MPW service includes the whole range of processes in 0.35µm geometry which are based on the 0.35µm CMOS process transferred from TSMC (Taiwan Semiconductor Manufacturing Company). The CMOS compatible 0.35µm Silicon-Germanium BiCMOS technology enables designs of RF circuits with an operating frequency of up to 10 GHz combined with high-density digital parts on one single ASIC. The 0.35µm High-Voltage CMOS process family with a 20V CMOS option, ideally suited for power management products and display drivers, and a 50V CMOS process, optimized for automotive and industrial applications serve customers demand on high-voltage applications and products. The advanced High-Voltage CMOS process with embedded Flash functionality completes austriamicrosystems' MPW service.

All technologies are supported by the well-known HIT-Kit, an advanced process design kit based on Cadence, Mentor Graphics or Agilent ADS design environments. The HIT-Kit comes complete with fully silicon qualified standard cells, periphery cells and general purpose analog cells such as comparators, operational amplifiers, low power A/D and D/A converters. Custom analog and RF devices, physical verification rule sets for Assura and Calibre as well as excellent characterized circuit simulation models, enable rapid design starts of complex high performance mixed-signal ICs. In addition to standard prototype services, austriamicrosystems is offering analog IP blocks, memory (RAM/ROM) generation service and packaging services in ceramic or plastic.

**About austriamicrosystems**

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

**For information contact**

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

# austriamicrosystems announces first 50V High-Voltage CMOS process with embedded Flash

**A further step in expanding austriamicrosystems' leadership in High-Voltage CMOS**

Unterpremstaetten, Austria (December 15, 2006) – austriamicrosystems' Full Service Foundry business unit announced today the industries first 50V High-Voltage CMOS process with embedded Flash. This is the consequent next step in extending austriamicrosystems' leading position in High-Voltage CMOS technology.

The new Flash process technology is, as the High-Voltage CMOS technology, a modular extension of austriamicrosystems' 0.35µm CMOS process. 100% compatibility to the base process allows re-use of IP Blocks and adding Flash memory to it on a single chip. The High-Voltage CMOS process is eminently suited for harsh environment, making it ideal for designs in power management, automotive or medical applications.

The products for many applications will benefit from excellent reliability over an extended temperature range by using a proven PMOS-based NVM technology. Endurance will be at least 100k cycles @125°C while data retention is ensured for a minimum of 20 years @125°C. A robust cell concept, optional configuration as Flash or EEPROM memory without any process changes and supply voltage ranges from 2.2V to 3.6V for read and 2.7V to 3.6V for write are the key technology features of the process. Designing a chip is very fast and user-friendly using the HIT-Kit, austriamicrosystems' industry benchmark process design kit.

The austriamicrosystems' 0.35µm HV-CMOS technology is the first purely CMOS based High-Voltage process that matches BCD performance and chip sizes at much lower process complexity. It is based on the 0.35µm CMOS process transferred from TSMC. It offers fully scalable High-Voltage NMOS and PMOS devices, floating logic libraries as well as a best-in-class power-on resistance. The process allows the integration of 3.3V, 5V, 20V, 50V and 120V devices on a single chip.

"Offering the first 50V 0.35µm High-Voltage CMOS process technology with embedded Flash clearly strengthens our leading position in the High Voltage arena and as a foundry service supplier," states Peter Gasteiner, Senior Vice President and General Manager Full Service Foundry. "We are very pleased to offer our customers an excellent HV-CMOS Flash technology which is highly reliable and robust, and offers the unique feature of several voltage levels on the same chip. This gives clients an enormous competitive advantage for their products in applications like power management, automotive, medical or for MEMS controller."

**About austriamicrosystems**

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS

processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

###

**For information contact**
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

# austriamicrosystems to manufacture DS2's innovative analog chip for Power Line communication products

## DS2 sees stronger demand for next-generation In-Home Powerline Networking products

Unterpremstaetten, Austria and Valencia, Spain (December 27, 2006) – austriamicrosystems' business unit Full Service Foundry today announced that it will produce Design of Systems on Silicon's (DS2) advanced analog chip DSS7800. The new analog chip developed by DS2, a leading supplier of silicon and software for Power line Communications (PLC) conforms to the Universal Powerline Association´s (UPA) global powerline standards and is the basis for development of more compact, lower cost, high performance 200 Mbps powerline communications products.

The new DSS7800 chip is used in the analog front end of powerline modems for In-home PLC networking and it will be the perfect complement to DS2´s digital chip family used in every home networking device: from ADSL or CATV residential gateways and video-phones for advanced communications to home theatre systems, personal video recorders and game stations – in fact any device for consumer entertainment.

"We are delighted to be able to announce volume production of our new chip with austriamicrosystems during first quarter in 2007. We have a long standing working relationship based on mutual respect for dedication to quality and timely delivery. Our new analog chip is the only available customized analog chip for powerline communications. The DSS7800 recently received a CES 2007 Honoree award for excellence in engineering and design. We will be demonstrating this product during the Consumer Electronic Show, Las Vegas, at our booth No 25907 in the Las Vegas Convention Center, South Hall 2 from 8 to 11 January. Through our cooperation with austriamicrosystems and the development of this highly integrated chip we maintain our lead on the cost reduction curve for dedicated, standards-based silicon for powerline communications applications," says Jorge Blasco, President and CEO of DS2.

"The innovative analog chip DSS7800 is already the second successful product in our long lasting cooperation with DS2. Offering a turnkey solution for DS2's advanced analog chip DSS7800 is a further successful example of austriamicrosystems' Full Service Foundry flow," states Peter Gasteiner, Senior Vice President and General Manager Full Service Foundry. "DS2's know-how and expertise in chip design of high performance power line products combined with austriamicrosystems' Full Service Foundry flow and experience in wafer fabrication will make the DSS7800 a very successful product in the power line market."

The DSS7800 is fully compliant with the UPA specifications. It integrates a large number of components on the chip that reduces cost and the time involved in the design and the development processes of UPA-certified modem manufacturers. With the benefit of the most advanced and cost-efficient Analog Front End, UPA certified manufacturers are a generation ahead in the high-speed powerline communications market.

**About DS2**

DS2 (www.ds2.es) is the world's leading supplier of the 200 Mbps technology that enables home networking and broadband access over power line, coaxial cable, and telephone wire. DS2 pioneered the industry with the introduction of

its 200 Mbps chipsets, creating the fastest and highest performance solution for simultaneous data, digital audio and high-definition video transmission. Two pre-eminent industry groups, the Universal Powerline Association - www.upaplc.org - (UPA) and the European Union consortium OPERA (Open PLC European Research Alliance) have adopted DS2 technology in support of multi-vendor standard certified product.

**About austriamicrosystems**

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). More information can be found at www.austriamicrosystems.com

###

**For information contact**

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Design of Systems on Silicon (DS2)
Media Relations
Ann Whyte
Tel: + 34 96 136 60 04
Fax: + 34 96 136 62 50
ann.whyte@ds2.es
www.ds2.es

END